UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                 CSX Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    126408103
-------------------------------------------------------------------------------
                                 (CUSIP Number)


        Mr. Christopher Hohn            Mr. Alexandre Behring
        The Children's Investment       3G Capital Partners Ltd.
        Fund Management (UK) LLP        c/o 3G Capital Inc.
        7 Clifford Street               800 Third Avenue
        London W1S 2WE                  31st Floor
        United Kingdom                  New York, New York 10022
        +44 20 7440 2330                (212) 893-6727


                                 With a copy to:

        Marc Weingarten, Esq.           Stephen Fraidin, Esq.
        David Rosewater, Esq.           Andrew E. Nagel, Esq.
        Schulte Roth & Zabel LLP        Kirkland & Ellis LLP
        919 Third Avenue                153 East 53rd Street
        New York, New York 10022        New York, New York 10022
        (212) 756-2000                 (212) 446-4800



  -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                         (Continued on following pages)

                                December 12, 2007
 ------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 OF 20 PAGES)

-------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 2 OF 20 PAGES
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            The Children's Investment Fund Management (UK) LLP
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            England
-----------------------------------------------------------------------------
    7       SOLE VOTING POWER

                                  -0-
-----------------------------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      17,796,998
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  17,796,998
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4.2%
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.2%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
-----------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 3 OF 20 PAGES
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            The Children's Investment Fund Management (Cayman) Ltd.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]
-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------------
    7       SOLE VOTING POWER

                                  -0-
-----------------------------------------------------------------------------
NUMBER OF                 8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                      17,796,998
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  17,796,998
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4.2%
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.2%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-----------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 4 OF 20 PAGES
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            The Children's Investment Master Fund
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------------
    7       SOLE VOTING POWER

                                  -0-
-----------------------------------------------------------------------------
NUMBER OF                 8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                      17,796,998
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  17,796,998
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4.2%
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.2%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-----------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 5 OF 20 PAGES
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Christopher Hohn
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United Kingdom
-----------------------------------------------------------------------------
    7       SOLE VOTING POWER

                                  -0-
-----------------------------------------------------------------------------
NUMBER OF                 8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                      17,796,998
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  17,796,998
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4.2%
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.2%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-----------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 6 OF 20 PAGES
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            3G Capital Partners Ltd.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------------
    7       SOLE VOTING POWER

                                  -0-
-----------------------------------------------------------------------------
NUMBER OF                 8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                      17,232,854
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  17,232,854
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4.1%
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
-----------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 7 OF 20 PAGES
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            3G Capital Partners, L.P.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------------
    7       SOLE VOTING POWER

                                  -0-
-----------------------------------------------------------------------------
NUMBER OF                 8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                      17,232,854
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  17,232,854
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4.1%
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
-----------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 8 OF 20 PAGES
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            3G Fund L.P.
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
-----------------------------------------------------------------------------
    7       SOLE VOTING POWER

                                  -0-
-----------------------------------------------------------------------------
NUMBER OF                 8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                      17,232,854
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  17,232,854
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4.1%
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
-----------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 9 OF 20 PAGES
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Alexandre Behring
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Brazil
-----------------------------------------------------------------------------
    7       SOLE VOTING POWER

                                  -0-
-----------------------------------------------------------------------------
NUMBER OF                 8       SHARED VOTING POWER
  SHARES
BENEFICIALLY                      17,232,854
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       -0-
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  17,232,854
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4.1%
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [X]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            4.1%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-----------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 10 OF 20 PAGES
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Gilbert H. Lamphere
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
    7       SOLE VOTING POWER

                                  22,600
-----------------------------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      -0-
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       22,600
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  -0-
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            22,600
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-----------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 11 OF 20 PAGES
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Timothy T. O'Toole
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
    7       SOLE VOTING POWER

                                  2,500
-----------------------------------------------------------------------------
 NUMBER OF                 8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      -0-
  OWNED BY            -------------------------------------------------------
    EACH                   9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                       2,500
                      -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                  -0-
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,500
-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.0%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
-----------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 12 OF 20 PAGES
-------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock, par value $1.00 per share (the "Shares"), of CSX Corporation (the "Issuer"). The principal executive office of the Issuer is located at 500 Water Street, 15th Floor, Jacksonville, FL 32202.

ITEM 2.     IDENTITY AND BACKGROUND

(a) This statement is being filed by:

          (i) The Children's Investment Fund Management (UK) LLP, an English limited liability partnership ("TCIF UK"), with respect to the Shares owned by the TCI Fund (as defined below) (the "TCI Shares");

          (ii) The Children's Investment Fund Management (Cayman) Ltd., a Cayman Islands exempted company ("TCIF"), with respect to the TCI Shares;

          (iii) The Children's Investment Master Fund, a Cayman Islands exempted company (the "TCI Fund"), with respect to the Shares directly owned by it;

          (iv) Christopher Hohn, with respect to the TCI Shares (collectively with TCIF UK, TCIF and the TCI Fund, the "TCI Reporting Persons");

          (v) 3G Capital Partners Ltd., a Cayman Islands exempted company ("3G Capital Ltd."), with respect to the Shares owned by the 3G Fund (as defined below) (the "3G Shares");

          (vi) 3G Capital Partners, L.P., a Cayman Islands limited partnership ("3G Capital L.P."), with respect to the 3G Shares;

          (vii) 3G Fund L.P., a Cayman Islands limited partnership (the "3G Fund"), with respect to the Shares directly owned by it;

          (viii) Alexandre Behring, with respect to the 3G Shares (collectively, with 3G Capital Ltd., 3G Capital L.P. and the 3G Fund, the "3G Reporting Persons");

          (ix) Gilbert H. Lamphere, with respect to the 22,600 Shares directly owned by him;

          (x) Timothy T. O'Toole, with respect to the 2,500 Shares directly owned by him; and

          (xi) Gary L. Wilson (together with Messrs. Lamphere and O'Toole, the "Additional Nominees," and collectively with Alexandre Behring and Christopher Hohn, the "Nominees").

(b) The address of the principal business and principal office for each of the TCI Reporting Persons, the 3G Reporting Persons and the Additional Nominees (collectively, the "Reporting Persons") is:

          (i) TCIF UK: 7 Clifford Street, London, W1S 2WE, United Kingdom;

          (ii) TCIF: PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies;

          (iii) The TCI Fund: PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies;

          (iv) Mr. Hohn: 7 Clifford Street, London, W1S 2WE, United Kingdom;

--------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 13 OF 20 PAGES
--------------------------------------------------------------------------------

          (v) 3G Capital Ltd.: 36A Dr Roy's Drive, P.O. Box 2510 George Town, Grand Cayman, Cayman Islands, British West Indies;

          (vi) 3G Capital L.P.: 36A Dr Roy's Drive, P.O. Box 2510 George Town, Grand Cayman, Cayman Islands, British West Indies;

          (vii) The 3G Fund: 36A Dr Roy's Drive, P.O. Box 2510 George Town, Grand Cayman, Cayman Islands, British West Indies;

          (viii) Mr. Behring: 800 Third Avenue, 31st Floor, New York, New York 10022;

          (ix) Mr. Lamphere: 645 Fifth Avenue, 18th Floor, New York, New York 10022;

          (x) Mr. O'Toole: 55 Broadway, London, SW1H OBD, United Kingdom; and

          (xi) Mr. Wilson: 300 Delfern Drive, Los Angeles, California 90077.

(c) The principal business of both TCIF and TCIF UK is investing for funds and accounts under its management. The TCI Fund falls under the management of both TCIF and TCIF UK. The principal business of the TCI Fund is to invest in securities. Christopher Hohn is the Managing Partner of TCIF UK and the 100% owner of TCIF.

The principal business of 3G Capital Ltd. is serving as the general partner of 3G Capital L.P. The principal business of 3G Capital L.P. is serving as the general partner of the 3G Fund. The principal business of the 3G Fund is to invest in securities. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of 3G Capital Ltd. are set forth in Appendix B attached hereto.

Alexandre Behring is the Managing Director of 3G Capital Ltd.

Gilbert H. Lamphere is the Managing Director of Lamphere Capital Management.

Timothy T. O'Toole is the Managing Director of London Underground Ltd.

Gary L. Wilson is a private investor.

(d) None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, during the last five years, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) (i) Christopher Hohn is a citizen of the United Kingdom, (ii) Alexandre Behring is a citizen of Brazil, (iii) Gilbert H. Lamphere is a citizen of the United States, (iv) Timothy T. O'Toole is a citizen of the United States and (v) Gary L. Wilson is a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of funds used to acquire the TCI Shares reported herein was the general working capital of the TCI Fund. The source of funds used to acquire the 3G Shares reported herein was the general working capital of the 3G Fund. The source of funds used to acquire the Shares reported herein held by Gilbert H. Lamphere and Timothy T. O'Toole were their respective personal funds.

--------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 14 OF 20 PAGES
--------------------------------------------------------------------------------

A total of (1) $762,251,613, including commissions, was paid to acquire the TCI Shares; (2) $707,588,338, including commissions, was paid to acquire the 3G
Shares; (3) $1,004,063, including commissions, was paid to acquire Gilbert Lamphere's Shares and (4) $105,705, including commissions, was paid to acquire Timothy O'Toole's Shares, all as reported herein.

ITEM 4.     PURPOSE OF TRANSACTION

The TCI Reporting Persons and the 3G Reporting Persons originally acquired Shares for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Messrs. Lamphere and O'Toole acquired their Shares in connection with becoming nominees to the board of directors of the Issuer (the "Board").

After multiple unsuccessful attempts to engage the management or the Board in a constructive dialogue regarding the operations of the Issuer, on October 16, 2007, the TCI Reporting Persons delivered a letter to the Board setting forth numerous failings in the Issuer's operations, corporate governance and management, and asking the Board to take the following actions: separate the Chairman and CEO roles; refresh the Board with new independent directors; allow shareholders to call special shareholder meetings; align management compensation with shareholder interests; justify the capital spending plan to shareholders; and provide to shareholders a plan to improve operations. On October 22, 2007, the TCI Reporting Persons sent a second letter to the Board criticizing the Board for allowing representatives of the Issuer to describe the Issuer as a "public service company" in communications to policymakers in Washington, DC and also criticizing a statement made by the Issuer's CEO that no industry of which he was aware analyzes returns on investment capital on a replacement cost basis. A copy of the October 16 and the October 22 letters are attached hereto as Exhibits 2 and 3, respectively, and incorporated by reference herein.

The Reporting Persons currently intend to conduct a proxy solicitation seeking to elect the Nominees to the Board at the Issuer's 2008 Annual Meeting. On December 12, 2007, the TCI Reporting Persons delivered a letter to the Issuer informing the Issuer of their intention to propose nominees for election to the Board at the Issuer's 2008 Annual Meeting and requesting certain documents from the Issuer required under the Issuer's bylaws to be completed by nominees to the Board in order to comply with a formal notification process for Board nominations set forth in the Issuer's bylaws.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs
(a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Reporting Persons, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

-------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 15 OF 20 PAGES
-------------------------------------------------------------------------------

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on December 18, 2007, the TCI Reporting Persons beneficially owned an aggregate of 17,796,998 Shares, constituting approximately 4.2% of the Shares outstanding, the 3G Reporting Persons beneficially owned an aggregate of 17,232,854 Shares, constituting approximately 4.1% of the Shares outstanding, Gilbert H. Lamphere beneficially owned an aggregate of 22,600 Shares, constituting less than 0.1% of the Shares outstanding, Timothy T. O'Toole beneficially owned an aggregate of 2,500 Shares, constituting less than 0.1% of the Shares outstanding (which such Shares are held in an Individual Retirement Account in his name, the custodian for which is Citigroup Global Markets Inc.) and Gary L. Wilson beneficially owned no Shares.

On December 12, 2007, TCIF UK and 3G Capital Ltd. entered into an agreement to coordinate certain of their efforts with regard (i) the purchase and sale of Shares and/or options, swaps or other derivative securities or instruments that constitute or may by their terms create beneficial ownership of common stock of the Issuer (collectively, the "Securities") held by TCIF UK, 3G Capital Ltd. and any investment funds, managed accounts and other investment vehicles managed or advised by either of them, including the other TCI Reporting Persons and the other 3G Reporting Persons, and (ii) the proposal of certain actions and/or transactions to the Issuer (the "Letter Agreement"). The terms of the Letter Agreement are described in Item 6 of this Schedule 13D.

By virtue of the Letter Agreement, the TCI Reporting Persons and the 3G Reporting Persons may be deemed to have formed a "group," within the meaning of
Section 13(d)(3) of the Securities Act of 1934. Furthermore, the Additional Nominees may be deemed a part of the aforementioned "group" by virtue of the contemplated proxy solicitation, their agreement to be nominees and their ownership of Shares (as applicable). Collectively, the group may be deemed to have voting control over a combined 8.3% of the Shares. However, each of the TCI Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the 3G Reporting Persons and the Additional Nominees (as applicable), each of the 3G Reporting Persons expressly disclaims beneficial ownership of the Shares beneficially owned by the TCI Reporting Persons and the applicable Additional Nominees (as applicable), and each of the applicable Additional Nominees expressly disclaims beneficial ownership of the Shares beneficially owned by the TCI Reporting Persons, the 3G Reporting Persons and the other Additional Nominees.

The TCI Reporting Persons are responsible for the completeness and accuracy of the information concerning the TCI Reporting Persons contained herein, but are not responsible for the completeness or accuracy of the information concerning the 3G Reporting Persons or any of the Additional Nominees contained herein, except to the extent that the TCI Reporting Persons know or have reason to believe that such information is inaccurate. The 3G Reporting Persons are responsible for the completeness and accuracy of the information concerning the 3G Reporting Persons contained herein, but are not responsible for the completeness or accuracy of the information concerning the TCI Reporting Persons or any of the Additional Nominees contained herein, except to the extent that the 3G Reporting Persons know or have reason to believe that such information is inaccurate. Each Additional Nominee is responsible for the completeness and accuracy of the information concerning such Additional Nominee contained herein, but is not responsible for the completeness or accuracy of the information concerning the TCI Reporting Persons, the 3G Reporting Persons, or any of the other Additional Nominees contained herein, except to the extent that such Additional Nominee knows or has reason to believe that such information is inaccurate.

--------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 16 OF 20 PAGES
--------------------------------------------------------------------------------

The aggregate percentage of Shares beneficially owned by the TCI Reporting Persons, the 3G Reporting Persons and the applicable Additional Nominees is based upon 420,425,477 Shares outstanding, which is the total number of Shares outstanding as of September 28, 2007 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 28, 2007.

     (b)  The  TCI  Reporting  Persons  share  power  to  vote  and  direct  the disposition of all of the TCI Shares. Thus, as of December 18, 2007, the TCI Reporting Persons may be deemed to beneficially own 17,796,998 Shares, or 4.2% of the outstanding Shares. The 3G Reporting Persons share power to vote and direct the disposition of all of the 3G Shares. Thus, as of December 18, 2007, the 3G Reporting Persons may be deemed to beneficially own 17,232,854 Shares, or 4.1% of the outstanding Shares. Alexandre Behring, by virtue of his relationships to 3G Capital Ltd., 3G Capital L.P. and 3G Fund (discussed in Item
2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the 3G Shares. Alexandre Behring disclaims beneficial ownership of the 3G Shares for all other purposes. Gilbert Lamphere has sole power to vote and direct the disposition of 22,600 Shares and Timothy O'Toole has sole power to vote and direct the disposition of 2,500 Shares.

     (c) During the past sixty days, the TCI Reporting Persons have not effected any transactions in Shares of the Issuer. Information concerning transactions in the Shares effected by the 3G Reporting Persons and the applicable Additional Nominees during the past sixty days is set forth in Appendix A hereto.

     (d) No person other than the TCI Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TCI Shares, no person other than the 3G Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3G Shares and no person other than each Additional Nominee is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, each Additional Nominee's respective Shares (as applicable).

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On December 12, 2007 TCIF UK and 3G Capital Ltd. entered into the Letter Agreement to coordinate certain of their efforts with regard (i) the purchase and sale of Securities held by TCIF UK, 3G Capital Ltd. and any investment funds, managed accounts and other investment vehicles managed or advised by either of them, including the other TCI Reporting Persons and the other 3G Reporting Persons, and (ii) the proposal of certain actions and/or transactions to the Issuer. Under the Letter Agreement, certain matters will require mutual agreement of TCIF UK and 3G Capital Ltd.: (i) whether to run a proxy contest involving the Issuer and the selection and nomination of individuals to serve as directors of the Issuer for such proxy contest (as to which matters TCIF UK and 3G Capital Ltd. have agreed), (ii) the making, revising or withdrawing of any proposals to the Issuer regarding the conduct of its business, corporate governance matters, corporate transactions or otherwise, (iii) the admission or withdrawal of any additional members to the group being formed by the Letter Agreement, and (iv) the conduct of any litigation or investigation if the same relates to the group conduct of the parties.

If the parties have agreed on a matter set forth in clauses (i), (ii) or (iii) above, TCIF UK will assume decision-making authority with respect to the execution of such matter, including with respect to (i) the conduct of any proxy contest involving the Issuer and (ii) the manner, form, content and timing of any communications with the Issuer as well as any public disclosures, public statements or other third party communications relating to the Issuer, the Securities, the Letter Agreement and the activities of the TCI Reporting Persons and the 3G Reporting Persons pursuant thereto.

--------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 17 OF 20 PAGES
--------------------------------------------------------------------------------

The Letter Agreement provides for certain shared and separate expenses, as well as termination provisions applicable under certain circumstances, which are specified therein. The foregoing is a summary only and this summary and any other references herein to the Letter Agreement are qualified in their entirety by the Letter Agreement, which is attached hereto as Exhibit 4 and incorporated herein by reference.

The TCI Reporting Persons currently have contractual agreements with eight credit counterparties: Citigroup Global Markets Limited, Deutsche Bank AG, Goldman Sachs International, Merrill Lynch International, UBS AG, Credit Suisse Securities (Europe) Limited, JP Morgan Chase Bank and Morgan Stanley & Co. International plc (f/k/a Morgan Stanley & Co. International Limited), with regard to cash-settled equity swaps (the "TCI Total Return Swaps") that reference Shares of the Issuer. The TCI Total Return Swaps constitute economic exposure to approximately 11% of the Shares. These contracts do not give the TCI Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the TCI Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

The 3G Reporting Persons currently have contractual agreements with Morgan Stanley & Co. International plc with regard to cash-settled equity swaps (the "3G Total Return Swaps") that reference Shares of the Issuer. The 3G Total Return Swaps constitute economic exposure to approximately 0.8% of the Shares. In addition, the 3G Reporting Persons currently have contractual agreements with Morgan Stanley Capital Services Inc. with regard to credit default swaps that reference debt securities of the Issuer. The contracts regarding the 3G Total Return Swaps and credit default swaps do not give the 3G Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the 3G Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

In addition to the agreements referenced above, the Reporting Persons may, from time to time, enter into and dispose of additional cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Common Stock of the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Shares may be included, or a combination of any of the foregoing.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 18, 2007 (the "Joint Filing Agreement"), a copy of which is attached hereto as Exhibit 1. The Reporting Persons have filed this statement jointly pursuant to the Joint Filing Agreement in view of the Letter Agreement.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

--------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 18 OF 20 PAGES
--------------------------------------------------------------------------------

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.  Joint Filing Agreement.

Exhibit 2. Letter from TCIF UK to the CSX Board of Directors dated October 16, 2007

Exhibit 3. Letter from TCIF UK to the CSX Board of Directors dated October 22, 2007

Exhibit 4.  Letter Agreement between TCIF UK and 3G Capital Ltd.
            dated December 12, 2007

--------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 19 OF 20 PAGES
--------------------------------------------------------------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2007


                                        THE CHILDREN'S  INVESTMENT FUND
                                        MANAGEMENT (UK) LLP

                                        /s/ Christopher Hohn
                                        ------------------------------
                                        Christopher Hohn
                                        Managing Partner

                                        THE  CHILDREN'S   INVESTMENT  FUND
                                        MANAGEMENT (CAYMAN) LTD.

                                        /s/ David DeRosa
                                        ------------------------------
                                            David DeRosa
                                            Director

                                        THE CHILDREN'S INVESTMENT MASTER FUND

                                        /s/ David DeRosa
                                        ------------------------------
                                            David DeRosa
                                            Director


                                        /s/ Christopher Hohn
                                        ------------------------------
                                            Christopher Hohn

                                        3G CAPITAL PARTNERS, L.P.
                                        By:  3G Capital Partners Ltd.
                                        Its: General Partner

                                        /s/ Alexandre Behring
                                        ------------------------------
                                            Alexandre Behring
                                            Managing Director

                                        3G CAPITAL PARTNERS LTD.

                                        /s/ Alexandre Behring
                                        ------------------------------
                                        Alexandre Behring
                                        Managing Director

                                        3G FUND L.P.
                                        By:  3G Capital Partners, L.P.
                                        Its: General Partner

                                        By:  3G Capital Partners Ltd.
                                        Its: General Partner

                                        /s/ Alexandre Behring
                                        ------------------------------
                                            Alexandre Behring
                                            Managing Director

                                        /s/ Alexandre Behring
                                        ------------------
                                        Alexandre Behring

                                        /s/ Gilbert H. Lamphere
                                        ------------------------------
                                        Gilbert H. Lamphere

                                        /s/ Timothy T. O'Toole
                                        ------------------------------
                                        Timothy T. O'Toole

                                        /s/ Gary L. Wilson
                                        ------------------------------
                                        Gary L. Wilson

-------------------------------------------------------------------------------
CUSIP NO.      126408103            SCHEDULE 13D           PAGE 20 OF 20 PAGES
-------------------------------------------------------------------------------


                                  EXHIBIT INDEX

Exhibit 1.  Joint Filing Agreement.

Exhibit 2. Letter from TCIF UK to the CSX Board of Directors dated October 16, 2007

Exhibit 3. Letter from TCIF UK to the CSX Board of Directors dated October 22, 2007

Exhibit 4.  Letter Agreement between TCIF UK and 3G Capital Ltd.
            dated December 12, 2007

                                   APPENDIX A

                TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

               All transactions were effected in the open market.

3G PARTIES

-------------------------------------------------------------------------------
Name                 Date of Trade       Number of Shares    Price per Share

3G Fund, L.P.           10/11/07              359,000              42.08
3G Fund, L.P.           10/11/07               63,200              42.08
3G Fund, L.P.           10/12/07              235,500              42.51
3G Fund, L.P.           10/12/07               41,600              42.51
3G Fund, L.P.           10/15/07              214,000              42.56
3G Fund, L.P.           10/15/07               37,700              42.56
3G Fund, L.P.           11/1/07                68,000              43.57
3G Fund, L.P.           11/1/07               358,100              43.84
3G Fund, L.P.           11/1/07                63,200              43.84
3G Fund, L.P.           11/1/07                12,000              43.57
3G Fund, L.P.           11/2/07               425,000              43.33
3G Fund, L.P.           11/2/07                75,000              43.33
3G Fund, L.P.           11/5/07               255,000              43.84
3G Fund, L.P.           11/5/07                45,000              43.84
3G Fund, L.P.           11/7/07               510,000              43.94
3G Fund, L.P.           11/7/07                90,000              43.94
3G Fund, L.P.           11/8/07                85,000              43.94
3G Fund, L.P.           11/8/07                15,000              43.94
-------------------------------------------------------------------------------


ADDITIONAL NOMINEES

-------------------------------------------------------------------------------
Name                 Date of Trade       Number of Shares    Price per Share

Gilbert H. Lamphere     11/6/07                18,000               44.81
Gilbert H. Lamphere     11/13/07                4,600               42.92
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Name                 Date of Trade       Number of Shares    Price per Share

Timothy T. O'Toole      12/6/07                2,500               42.30

                                   APPENDIX B

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of 3G Capital Ltd. Each such individual is a citizen of Brazil. Except as otherwise indicated, the business address of each director and officer is 800 Third Avenue, 31st Floor, New York, New York 10022. To the best of the 3G Reporting Persons' knowledge, except as set forth in this
Schedule 13D, none of the directors or executive officers of 3G Capital Ltd. owns any Shares.

Name                   Position             Principal Occupation
Alexandre Behring      Managing Director    Managing Director of 3G Capital Ltd.
Alexandre Perez        Director             Director of 3G Capital Ltd.
Luis Henrique Moura    Director             Director of 3G Capital Ltd.

                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


     Dated: December 18, 2007


                                         THE CHILDREN'S INVESTMENT FUND
                                         MANAGEMENT (UK) LLP

                                         /s/ Christopher Hohn
                                         ------------------------------
                                         Christopher Hohn
                                         Managing Partner

                                         THE CHILDREN'S INVESTMENT FUND
                                         MANAGEMENT (CAYMAN) LTD.

                                         /s/ David DeRosa
                                         ------------------------------
                                         David DeRosa
                                         Director

                                         THE CHILDREN'S INVESTMENT MASTER FUND

                                         /s/ David DeRosa
                                         ------------------------------
                                         David DeRosa
                                         Director

                                         /s/ Christopher Hohn
                                         ------------------------------
                                         Christopher Hohn

                                         3G CAPITAL PARTNERS LTD.

                                         /s/ Alexandre Behring
                                         ------------------------------
                                         Alexandre Behring
                                         Managing Director

                                         3G CAPITAL PARTNERS, L.P.
                                         By:  3G Capital Partners Ltd.
                                         Its: General Partner

                                         /s/ Alexandre Behring
                                         ------------------------------
                                         Alexandre Behring
                                         Managing Director

                                         3G FUND L.P.
                                         By:  3G Capital Partners, L.P.
                                         Its: General Partner

                                         By:  3G Capital Partners Ltd.
                                         Its: General Partner

                                         /s/ Alexandre Behring
                                         ------------------------------
                                         Alexandre Behring
                                         Managing Director

                                         /s/ Alexandre Behring
                                         ------------------------------
                                         Alexandre Behring

                                         /s/ Gilbert H. Lamphere
                                         ------------------------------
                                         Gilbert H. Lamphere

                                         /s/ Timothy T. O'Toole
                                         ------------------------------
                                         Timothy T. O'Toole

                                         /s/ Gary L. Wilson
                                         ------------------------------
                                         Gary L. Wilson